SUIC Worldwide Holdings Ltd.

Sept 12, 2023

Via EDGAR Only

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Julie Sherman

Division of Corporation Finance Office of Industrial Applications and Service

Re: SUIC Worldwide Holdings Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed June 30, 2023

Form 10-Q for the Quarterly Period Ended March 31, 2023

Filed July 3, 2023

File No. 000-53737

Dear Ms. Julie Sherman:

Please be advised that I am the duly authorized CFO of SUIC Worldwide Holdings, Ltd., the above-referenced issuer (the “Company”). This letter is in response to the comments of the Branch Chief of the U.S. Securities and Exchange Commission (the “Commission”), dated September 7, 2023, with respect to the above-referenced filings (the “Comment Letter”), and to illustrate the amendments made to the filings on the Form 10K/A, 10Q/A filed herewith. Our responses follow the text of each comment and are produced consecutively for your convenience and edits are in underline and strikethrough formatting to show changes.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page F-1

1. Please refer to our prior comment 2. We see that your auditor changed the date of their report to August 23, 2023. Please tell us if your auditor updated their audit procedures through August 23, 2023. We do not see any changes to the Subsequent Events footnote.

Response: Our auditor change the language of the opinion in the report, so we change the date.

Financial Statements

Note 1 - Organization and Basis of Presentation , page F-6

2. We re-issue our prior comment 4. Please tell us how you accounted for the acquisition of Midas Touch Technology Co., including the purchase price. Please also tell us when you wrote the investment down to $0. We see from your disclosure in Note 7 that Midas Touch Technology Co. Ltd., is a significant investment of the company, please explain its significance.

Response: We apply the equity method to account for Medial and take it as a significant investment because we have take over more than 20% of equity interest in it. We wrote down the investment to "0", since we just paid for its registration fee, and it doesn't have any net asset or income till now.

☐ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

SUIC Worldwide Holdings Ltd.

By: /s/ Yanru Zhou

Name: Yanru Zhou

Title: CFO